                                                                  EXHIBIT 2(c).2

                           SECOND AMENDED AND RESTATED
                            SECURITYHOLDERS AGREEMENT

                           DATED AS OF APRIL 29, 2002,

              BY AND AMONG MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
                   (FORMERLY KNOWN AS AMARITEL, S.A. DE C.V.)

                                       AND

                         CERTAIN OF ITS SECURITYHOLDERS


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

                           SECOND AMENDED AND RESTATED
                            SECURITYHOLDERS AGREEMENT

                  THIS SECOND AMENDED AND RESTATED SECURITYHOLDERS AGREEMENT (this "Agreement") is entered into as of April 29, 2002, by and among (i) Maxcom Telecomunicaciones, S.A. de C.V. (formerly known as "Amaritel, S.A. de C.V."), a corporation organized under the laws of Mexico (the "Company"), (ii) each of the entities listed on the signature pages hereto as "Original Investors" (collectively, the "Original Investors"), (iii) Nexus-Maxcom Holdings I, LLC and, for purposes of Section 4 hereof, Nexus-Banc of America Fund II, L.P. (collectively, "Nexus"), BASCFC-Maxcom Holdings I, LLC and, for purposes of
Section 4 hereof, BAS Capital Funding Corporation (collectively, "BASCFC"), and each of the other Persons and entities listed on the signature pages hereto as "New Investors" (collectively, together with BASCFC and Nexus, the "New Investors"), (iv) each of the securityholders of the Company, if any, listed on the signature pages hereto as "Additional Securityholders" (the "Additional Securityholders"), (v) the existing shareholders (or their beneficial owners) of the Company listed on the signature pages hereto as "Existing Securityholders" (the "Existing Securityholders"). The Original Investors, the New Investors, the Additional Securityholders and the Existing Securityholders are referred to herein collectively as the "Securityholders" and individually as a "Securityholder." Except as otherwise indicated herein, capitalized terms used herein are defined in Section 7 hereof.

                  WHEREAS, on May 21, 1998, the Company, the Original Investors, the Existing Securityholders and Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee, executed and delivered an Irrevocable Administration and Security Trust Agreement (as amended from time to time, the "Security Trust Agreement");

                  WHEREAS, on May 23, 1998 the Securityholders and the Company entered into a Shareholders Agreement (the "Original Shareholders Agreement");

                  WHEREAS, on February 21, 2000, the shareholders of the Company approved a restructuring of the Company's capital structure, including the authorization of (i) the issuance of nominative Series C shares of the Company with full voting rights and no par value (the "Series C Shares"), (ii) the conversion of a portion of the then existing Series A, Series B and Series N Shares into Series C Shares, (iii) creation of an Irrevocable Neutral Investment Trust (the "Neutral Investment Trust"), into which the Company (with respect to certain treasury stock) and the holders of Series N Shares and certain holders of Series A Shares and Series B Shares deposited such shares into the trust estate, fifty percent of which shares, simultaneously with their deposit into the trust estate, were converted into Series C Shares (and in the case of the Series A Shares and Series B Shares, were converted into Series C Shares and Series N Shares) and (iv) the issuance by the NIT Trustee of ordinary participation certificates to the settlors of the Neutral Investment Trust (with each one ordinary participation certificate representing one Series C Share and one Series N Share) (collectively, the "First Restructuring");

                  WHEREAS, on August 18, 2000 the Original Shareholders Agreement was amended and restated to, among other things, reflect the First Restructuring (as amended and restated, the "First Amended and Restated Securityholders Agreement");


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

                  WHEREAS, on March 5, 2002, the shareholders of the Company approved, subject to certain conditions precedent, a second restructuring of the Company's capital structure, including the authorization of (i) the conversion of the issued and outstanding Series C Shares into Series N Shares, (ii) the termination and liquidation of the Neutral Investment Trust, (iii) the elimination of certain ownership restrictions on the Series N Shares, (iv) the elimination of the voting rights of Series N Shares, (v) the increase in the authorized capital stock of the Company, (vi) the authorization and issuance of Series A-1 Shares, Series B-1 Shares, Series N-1 Shares and Series N-2 Shares and (vii) the granting of certain approval rights to the Series B-1 Shares (collectively, the "Second Restructuring");

                  WHEREAS, the General Bureau of Foreign Investment of the Ministry of Economy of Mexico (the "Bureau") has reviewed and approved the Second Restructuring and the issuance of the new shares created thereunder;

                  WHEREAS, on April 22, 2002, the Company filed its Second Amended and Restated Bylaws, a true and complete copy of the English translation of which is attached hereto as Exhibit A with the Public Registry of Property and Commerce of Mexico, Federal District and with the Bureau (as defined above) for approval of all provisions of such Second Amended and Restated Bylaws which differed from the form of the Company's Bylaws submitted previously to the Bureau for approval, and the Bureau has approved all such provisions;

                  WHEREAS, as of the date hereof, the Neutral Investment Trust has been terminated and the shares of the Company deposited therein have been distributed to the holders; and

                  WHEREAS, the parties hereto desire to amend and restate the First Amended and Restated Securityholders Agreement for purposes, among other things of: (i) including new securityholders of the Company as parties, (ii) reflecting the Second Restructuring, (iii) amending the rights of the existing Series A Shares, Series B Shares and Series N Shares, (iv) establishing the rights of new Series A-1 Shares, Series B-1 Shares and Series N-1 Shares, and
(v) amending the composition and operation of the Company's Board of Directors (the "Board").

                  NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the First Amended and Restated Securityholders Agreement to reflect the following agreements:

                  1.       Board of Directors.

                  (a) Subject to the provisions set forth in Section 6 below, each of the Company and each Securityholder hereby agrees to take (or cause to be taken) all necessary actions, and agrees to exercise (or cause to be exercised) the voting power of all Company Securities owned or controlled by it so that:

                  (i) at all times (including after the effectiveness of the Regulatory Amendments (as defined in Section 6) and the modifications of the Company's capital structure described


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         in Section 6) the Company shall be managed by the Board and the Board shall be composed of nine (9) members and nine (9) alternate members;

                  (ii) the following individuals shall be elected to the Board:

                           (A) five members (and five alternates) designated by
                  the holders of a majority of the Series A Shares and Series A-1 Shares present at a shareholders' meeting and entitled to vote thereat voting together as a single class on any such designation (the "A-A-1 Directors"); and

                           (B) four members (and four alternates) designated by
                  Nexus (the "B-B-1 Directors" and any B-B-1 Director actually designated by Nexus, a "Nexus Director"); provided that Nexus shall be entitled, at all times and at its sole option, to assign all or any portion of its right hereunder to designate one or more B-B-1 Directors to any purchaser of Series B-1 Shares from the Company, Nexus or BASCFC;

                  (iii) at the request of any Nexus Director, the composition of the board of directors or similar body of each of the Company's subsidiaries (a "Subsidiary Board") shall include at least one Nexus Director;

                  (iv) at the request of any Nexus Director, each committee of the Board and each committee of each Subsidiary Board (each, a "Committee") shall include at least one Nexus Director; provided that the Board shall establish a five (5) member Advisory Committee (which shall be responsible for advising the Board regarding, and shall oversee, the Company's continuing operations but which shall not have the authority to approve any matters and rather which shall only have the authority to recommend matters to the full Board) consisting of (A) the Company's Chief Executive Officer; (B) Adrian Aguirre G.; and (C) three B-B-1 Directors (including at least two Nexus Directors);

                  (v) except to the extent otherwise specifically required by applicable Mexican law, the removal (with or without cause) of any member of the Board, a Subsidiary Board or any Committee shall be only at the written request of the Securityholder or Securityholders who designated such member and under no other circumstances;

                  (vi) in the event that any person ceases for any reason to serve as a member of the Board, a Subsidiary Board or any Committee, the vacancy shall be filled by a new member selected by the Securityholder or Securityholders who designated such member;

                  (vii) in the event that any Board member or Subsidiary Board member Board (or with respect to a Subsidiary Board and any Committee, any Nexus


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

         Director) cannot attend any meeting of the Board, a Subsidiary Board or a Committee of the Board or a Committee of a Subsidiary Board, the alternate member designated by the Securityholder or Securityholders (or Nexus with respect to any Nexus Director) who designated such member may attend such meetings, and such alternate member shall be given all written notices, materials and information regarding all meetings of the Board, such Subsidiary Board or Committee and shall be entitled to vote at such meeting as a member of the Board, such Subsidiary Board or Committee (it being understood that any alternate member may nonetheless attend any such meeting of the Board, a Subsidiary Board or a Committee of the Board as an observer and shall be entitled to receive copies of all materials and information regarding such meeting, even if the principal Board member is present);

                  (viii) if any party fails (but is otherwise entitled) to designate a Board member pursuant to the terms of this Section 1, such Board member seat shall remain vacant until filled in accordance with this Section 1; and

                  (ix) the chairman of the Board shall be appointed by the holders of a majority of the Series A Shares and Series A-1 Shares present at a shareholders' meeting and entitled to vote on the election of A-A-1 Directors thereat voting together as a single class of shares and the vice chairman of the Board shall be designated by Nexus.

                  (b) None of the members of the Board, any Subsidiary Board or any Committee (including alternate members) shall be liable to any shareholder or the Company for (a) any action taken or failure to act in such capacity in good faith with respect to the Company which is not a violation of the material provisions of the Bylaws and which is not grossly negligent or willfully malfeasant, and then only to the extent of such person's or entity's bad faith, gross negligence or willfully malfeasance, (b) any action or inaction arising from reliance upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care or (c) the action or inaction of any agent, contractor or consultant selected by any of them with reasonable care, and the Company shall indemnify members of the Board, any Subsidiary Board and any Committee (including the alternate members) to the fullest extent permitted under applicable law for all actions taken by such members (or alternates) in their capacities as members (or alternates) of the Board, any Subsidiary Board or any Committee.

                  (c) The Company shall pay the reasonable, documented, out-of-pocket expenses (including reasonable travel and lodging) incurred by each member of the Board (and each alternate member) in connection with attending each meeting of the Board, any Subsidiary Board or any Committee of the Board attended by such member (and alternate) and other expenses reasonably incurred in discharging such members' (and alternates') duties as a member of the Board, any Subsidiary Board, Committee of the Board or Committee of a Subsidiary Board.

                  2.       Board and Securityholder Actions.

                  (a) The Company and each Securityholder agree to take (or cause to be taken) all necessary actions so that, in accordance with the Company's Bylaws, prior to the Company or any


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of its Subsidiaries taking any of the following actions ("Key Matters"), such proposed action shall require the approval in advance by both (collectively, the "Required Approvals") (i) Nexus, solely in its capacity as a securityholder (and without any fiduciary duty to the Company or any of the securityholders of the Company), and (ii) the Board (provided that such Board approval shall require the approval of at least one Nexus Director):

                  (i) the incurrence or assumption by the Company and/or any of its subsidiaries of any indebtedness (including capitalized lease obligations) or other liabilities (other than trade payables incurred in the ordinary course of business which are not past due), and the mortgaging, pledging or incurring of a lien, encumbrance or other restriction on any of the assets or properties of the Company and/or any of its subsidiaries exceeding U.S. $10,000,000 (ten million U.S. dollars) in the aggregate at any time then outstanding, or the amendment of any loan agreement, credit agreement, debenture or related document in connection with any indebtedness (including capitalized leases) approved pursuant to this Section 2;

                  (ii) the issuance of any Equity Securities of the Company or any of its subsidiaries other than (A) as specifically contemplated by the New Investor Subscription Agreement and (B) any Equity Securities shown on the attached Schedule of Existing Stock Options and Management Incentive Plans shown as reserved for future issuance pursuant to existing stock options specifically identified on such Schedule of Existing Stock Options and Management Incentive Plans or reserved for future issuance pursuant to existing stock option plans specifically identified on such Schedule of Existing Stock Options and Management Incentive Plans.

                  (iii) (A) the sale, Transfer, exchange or other disposal of all or a significant portion of the assets or Equity Securities of the Company or any of its subsidiaries (including, but not limited to, any Company Shares held by the Company as treasury shares) by the Company or any of its subsidiaries in any form of transaction, or (B) the merger, consolidation, spin-off, recapitalization, reorganization (including a change in the legal nature of the Company or any of its subsidiaries), dissolution or liquidation of the Company or any of its subsidiaries;

                  (iv) (A) any assignment by the Company or any of its subsidiaries for the benefit of creditors or (B) the voluntary commencement of any proceeding relating to the Company or any of its subsidiaries under any bankruptcy, reorganization, insolvency, suspension of payments, dissolution or liquidation law of any jurisdiction;

                  (v) the establishment by the Company or any of its subsidiaries of any subsidiary or the making by the Company or any of its subsidiaries of any loans or advances to, guarantees for the benefit of, or investments in, any Person other than a wholly-owned subsidiary (other than advance payments made to suppliers in the ordinary course of business up to an aggregate of U.S. $2,000,000 (two million U.S. dollars) outstanding at any time);

                  (vi) the declaration, setting aside or payment of any dividends on, or making any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent;


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                  (vii) the purchase, redemption or other acquisition of any
Equity Securities of the Company or any of its subsidiaries or reduction in capital of any Company Securities or any securities of the Company's subsidiaries;

                  (viii) the entering into by the Company or any of its subsidiaries (or amendment of the material terms of) any transaction or series of related transactions with any of the Company's officers, directors, employees, bondholders, shareholders, or any of their respective Affiliates or any individual related by blood or marriage to any such Person or any Person in which any such Person owns a beneficial interest or any Affiliate of any of the foregoing (collectively, "Restricted Persons"), other than any such transaction or series of related transactions involving U.S. $1,000,000 (one million U.S. dollars) or less in the aggregate over the term of such transaction(s), and other than any customary banking relationships, in each case entered into in the ordinary course of business on an arm's length basis and on terms no less favorable than those available from a third party (in each case as determined by a Nexus Director);

                  (ix) the election, appointment or removal of any of the following key executives of the Company or any of its subsidiaries: the Chief Executive Officer, the General Managers of any business units, the Chief Operating Officer, the Chief Financial Officer, the Director of Marketing and the Chief Engineer (or any other individual with a similar or more senior title or position), and the approval of salary, compensation and benefit or other similar plans for such key executives;

                  (x) the approval of the Company's and its subsidiaries' annual business plan and annual budget for each fiscal year (as so approved, including any amendments or modifications thereto permitted by this Section 2(a)(x), the "Approved Plan"); the approval of any amendment to, modification of or expenditures in excess of such Approved Plan; and the approval of the entering into any material transaction outside of the ordinary course of business and not contemplated in the Approved Plan; provided that if the annual business plan and budget are not approved by the Board in accordance with this Section 2(a)(x) then the Approved Plan shall be the annual business plan and budget for the immediately preceding year;

                  (xi) the entering into by the Company or any of its subsidiaries of any new line of business (other than the Business);

                  (xii) the entering into or amendment of any agreement which would (under any circumstances) restrict the Company's or any of its subsidiaries' right or ability to perform the provisions of this Agreement or any of the other agreements or instruments contemplated hereby or to conduct its business as currently conducted or as proposed to be conducted at any time;(xiii) the manner in which the shares or other interests of any subsidiary or entity owned by the Company shall be voted at shareholders' or equivalent meetings of any such subsidiary or entity with respect to any matter of the type covered by this Section 2;

                  (xiv) any amendments, modifications, waivers or changes to or terminations of (A) any of the concessions/licenses granted by the Mexican authorities to conduct the Business, (B) the Company's Bylaws, (C) any of the following, in each case as in effect on the date hereof: (i) any employment, consulting, confidentiality or non-competition agreement between the Company (or any of its subsidiaries) and any officer or key employee of the Company (or any of its subsidiaries)


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or (ii) any of the Transaction Agreements, (D) any other instruments or agreements to which the Company is a party entered into as of or after the date hereof that were submitted for approval pursuant to this Section 2, or (E) any other agreements to which the Company is a party entered into after the date hereof the amendment of which would require approval under this Section 2 if any such agreement was in effect on the date hereof;

                  (xv) the subdivision or combination in any way of the outstanding shares of one class or series of shares of the Company or any of its subsidiaries, unless the outstanding shares of the other class or series of shares of the Company or its subsidiary, as applicable, shall also be proportionately subdivided or combined in a similar manner;

                  (xvi) except as provided in Section 5 hereof, the granting to any Person the right to request the Company to register any Company Securities; provided that the Company may grant rights to other Persons to participate in piggyback registrations so long as such rights are subordinate to the rights of Investors set forth in Section 5 hereof; and

                  (xvii) any commitment or agreement to do any of the foregoing.

                  (b) Notwithstanding anything contained herein to the contrary, the provisions under this Section 2 shall in no way limit or otherwise affect the obligation of the Company to also (i) submit to the Board for approval other matters which are required by applicable law or the Company's Bylaws to be submitted to the Board for approval or (ii) obtain any other approvals which may be required by applicable law or the Company's Bylaws with respect to the actions in this Section 2.

                  (c) The Company and Securityholders agree to take (or cause to be taken) all necessary actions so that any matter of the type specified in
Section 2 hereof which is submitted directly to the Company's shareholders for approval (in lieu of approval by Board of Directors) shall require the approval of Nexus.

                  3.       Covenants.

                  (a) Financial Statements and Other Information. The Company shall deliver to each Investor and each Member of the Board:

                  (i) at least 30 (thirty) days, but not more than 90 (ninety) days, prior to the beginning of each fiscal year, a strategic business plan and budget, prepared on a monthly basis for the Company and its subsidiaries for such fiscal year (displaying anticipated statements of income, cash flows and balance sheets) and including investment requirements, assessments of the market, 3-year financial projections;

                  (ii) (A) promptly upon preparation thereof any other significant budgets prepared by the Company and any revisions of such Approved Plan or other budgets; (B) within 20 days after any monthly period, a report comparing actual performance against that month's budgetary projections contained in the Approved Plan and containing information and data reasonably requested by the Investors; and (C) within 20 days after any monthly period in which there is a material adverse deviation from the Approved Plan, an officer's certificate explaining the deviation and what actions the Company has taken and proposes to take with respect thereto;

                  (iii) as soon as available but not more than 30 (thirty) days after the end of each quarterly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and cash flows of the Company and its subsidiaries for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and unaudited consolidating and consolidated balance sheets of the Company and its subsidiaries as of the end of such quarterly period, setting forth in each case comparisons to the Approved Plan and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with Mexican generally accepted accounting principles and shall be certified by an officer of the Company;

                  (iv) (a) accompanying the financial statements referred to in
         Section 3(a)(iii), an officer's certificate stating that (1) there is no material, continuing breach by the Company or, to the best knowledge of the Company, by any Securityholder under this Agreement and that neither the Company nor any of its subsidiaries is in default under any of its other material agreements, the concession/license granted by the Mexican government to conduct the Business or the Guidelines and (2) the Company and its Subsidiaries have fully complied with the laws referenced in Section 3(b)(v), including the United States Foreign Corrupt Practices Act (the "FCPA"), and/or (b) promptly (but, in any event, within five business days) after the discovery or receipt of notice of any material, continuing breach by the Company or, to the best knowledge of the Company, by any Securityholder under this Agreement, any noncompliance with the FCPA, any default under any material agreement to which it or any of its subsidiaries is a party which is not cured within five days, any condition or event which is reasonably likely to result in any material liability under any federal, state or local statute or regulation relating to public health and safety, worker health and safety or pollution or protection of the environment or any other material adverse change, event or circumstance affecting the Company or any subsidiary (including, without limitation, the filing of any material litigation against the Company or any subsidiary or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), an officer's certificate specifying the nature and period of existence thereof and what actions the Company and its subsidiaries have taken and propose to take with respect thereto;

                  (v) within 90 (ninety) days after the end of each fiscal year (with respect to financial statements prepared in accordance with Mexican generally accepted accounting principles) and 120 (one hundred and twenty) days after the end of each fiscal year (with respect to United States generally accepted accounting principles), consolidating and consolidated statements of income and cash flows of the Company and its subsidiaries for such fiscal year, and consolidating and consolidated balance sheets of the Company and its subsidiaries as of the end of such fiscal year, setting forth in each case comparisons to the Approved Plan and to the preceding fiscal year, all prepared in accordance with both Mexican and United States generally accepted accounting principles (together with a reconciliation thereof) and accompanied by (a) with respect to the consolidated portions of such statements, an opinion of PricewaterhouseCoopers LLP or another independent accounting firm acceptable to Nexus (which contains no qualifications that relate to limitations on the scope of the audit or an adverse condition with respect to the Company or an adverse act by the Company, excluding currency devaluations, force majeure events and acts of god), (b) a certificate from such accounting firm, addressed to the Board, stating that in the course of its examination nothing came to its attention that caused it to believe that there was a default by the Company or any subsidiary in the fulfillment of or compliance with any of the terms, covenants, provisions or conditions of any material agreement to which the Company or any subsidiary is a party or, if such accountants have reason to believe any such default by the Company or any subsidiary exists, a certificate specifying the nature and period of existence thereof, and (c) a copy of such firm's annual management letter to the Board;

                  (vi) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company's operations or financial affairs given to the Company by its independent accountants (and not otherwise contained in other materials provided hereunder);

                  (vii) within 10 (ten) days after transmission thereof, copies (in English) of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its shareholders and copies of all registration statements and all regular, special or periodic reports (other than those related solely to routine technical matters) which it files, or any of its officers or directors file, with respect to the Company, with the Bureau, the National Banking and Securities Commission and the Ministry of Communications and Transportation or the U.S. Securities and Exchange Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's and its subsidiaries' businesses; and

                  (viii) with reasonable promptness, such other information and financial data concerning the Company and its subsidiaries as any Person entitled to receive information under this Section 3(a) may reasonably request in connection with the monitoring of their investment in the Company or their activities as a member of the Board.

Each of the financial statements referred to in Sections 3(a)(iii) and 3(a)(v) shall be true and correct in all material respects as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, be materially adverse to the condition (financial or otherwise), operating results, assets, operations or business prospects of the Company and its subsidiaries taken as a whole).

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                  All financial statements and other deliveries required under this Section 3(a) shall be expressed in both U.S. dollars and Mexican pesos (or the then current Mexican currency).

                  (b) Compliance with U.S. Foreign Corrupt Practices Act. The Company shall, and shall cause each of its subsidiaries to at all times cause to be done all things necessary to comply with (and, upon the request of Nexus from time to time, provide evidence to the Investors of the Company's and its subsidiaries' compliance with) the U.S. Foreign Corrupt Practices Act.

                  (c) Inspection of Property. The Company shall permit any representative designated by a member of the Board at such times as any such Person may reasonably request during regular business hours after prior written notice of at least two business days, to (i) visit and inspect any of the properties of the Company and its subsidiaries, (ii) examine and copy the corporate and financial records of the Company and its subsidiaries and (iii) discuss the affairs, finances and accounts of the Company and its subsidiaries with the directors, officers, key employees and independent accountants of the Company and its subsidiaries.

                  (d) Confidentiality. Each Securityholder agrees that it shall use its reasonable efforts to, and shall use its reasonable efforts to cause its respective directors, officers, employees, former employees, advisors and Affiliates to, keep any information or materials which (i) pertain to the Company or its subsidiaries or their respective businesses or (ii) pertain to matters designated as proprietary and confidential by the Company (collectively, "Confidential Information") confidential; provided that (A) any Confidential Information required by law, regulators or legal or administrative process to be disclosed may be disclosed without violating the provisions of this Section 3(d), (B) the Securityholders may disclose Confidential Information to their respective directors, officers, employees, former employees, advisors, investors, equity owners and Affiliates ("Affiliated Parties") and their respective Affiliated Parties if the disclosing party believes that such disclosure is necessary or desirable in connection with the monitoring of such Securityholder's investment in the Company, (C) the Securityholders (or any of their Affiliated Parties and their respective Affiliated Parties) may disclose Confidential Information in connection with the Transfer of any portion of Company Shares so long as such Person's transferee agrees in writing to be bound by the provisions hereof (provided that such sale or transfer does not violate any provisions of this Agreement, and (D) this Section 3(d) shall not prohibit the Securityholders from disclosing any Confidential Information that is available to the public on the date hereof, or which thereafter becomes available to the public other than as a result of a breach of this Section 3(d). Each of the Securityholders agrees and acknowledges that Confidential Information constitutes "industrial secrets" within the meaning of the Mexican Intellectual Property Law and is entitled to all of the protections afforded the Company by such law.

                  (e) UBTI. Notwithstanding any provision of this Agreement to the contrary the Company shall not undertake any activity, operate any trade or business, or take any action, including without limitation the borrowing of money or the incurring of any other indebtedness, obligation, or liability, that would cause any Securityholder, any partner of any Securityholder, or any Person owning, directly or indirectly, any interest in a Securityholder or the Company, whose income is exempt from United States federal income tax (each, an "Affected Person"), to have or incur any unrelated business taxable income (as defined in Sections 511 through 514 of the United States Internal Revenue Code) on account of such activity or action without the express prior written


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

consent of each Securityholder who is (or is acting on behalf of) an Affected Person, which consent may be granted, withheld or conditioned in such Securityholder's respective sole and absolute discretion.

                  (f) Preemptive Rights. Other than as provided by Bylaws and applicable Mexican law, no Securityholder shall have preemptive rights with respect to the issuance by the Company or any of its subsidiaries of any Equity Securities. Furthermore, each Securityholder hereby waives (and covenants and agrees to waive (or cause to be waived) from time to time, at the Company's request) any statutory preemptive rights with respect to such securities to the extent that the holders of all of the Series N2 Shares (including any securities that such shares may be subsequently converted into) waive their statutory preemptive rights in connection with the same offering of Equity Securities by the Company or any of its subsidiaries. Notwithstanding the preceding sentence, even if a Securityholder is not entitled to exercise preemptive rights to participate in an issuance by the Company or its subsidiaries of any Equity Securities, each Securityholder, if requested by the Company, may, but shall have no obligation to, participate in such issuance.

                  (g) CTGT Voting Agreement. Prior to the effectiveness of the Regulatory Amendments and the modifications to the Company's capital structure described in Section 6, with respect to any matter in which the holders of Series B Shares and Series B-1 Shares are entitled to vote (either separately or as a class), CTGT hereby irrevocably agrees to vote all of the Series B Shares owned by it (and to cause the voting power of any Series B Shares beneficially owned or controlled by it to be voted) in the same manner as Nexus votes the Series B-1 Shares owned by Nexus. In furtherance of the foregoing, CTGT hereby irrevocably agrees not to revoke or rescind its vote on any matter unless Nexus also revokes or rescinds its vote on such matter. CTGT hereby irrevocably agrees not to give to any person, directly or indirectly, the right to vote or grant any proxy or give instructions with respect to the voting of the Series B Shares inconsistent with the preceding two sentences. CTGT agrees that the Security Trust Agreement shall include an explicit authorization for the trustee of the Security Trust Agreement to vote the Series B Shares deposited by CTGT into such security trust at all times in the manner contemplated by this Section 4(g) and as directed by Nexus.

                  4.       Restrictions on Transfer of Company Securities.

                  (a)      Transfer of Securities.

                  (i) No Securityholder shall directly or indirectly Transfer any interest in its Company Securities except pursuant to the provisions of this Section 4 or pursuant to a Public Offering. Notwithstanding the foregoing, any Series N-2 Shares held by a Securityholder shall not be subject to any obligations or entitled to any rights with respect to Sections 4(b) (Retention), 4(c) (First Refusal Rights) and 4(d) (Right of First Offer on Transfers by Investors) of this Section 4. Any Transfer in violation of this Section 4 shall be null and void ab initio and shall not be consented to or recognized or registered by the Company for any purpose.


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

                  (ii) Notwithstanding anything to the contrary contained herein, the restrictions set forth in this Section 4 shall not apply to any Transfer of any Company Securities (i) directly or indirectly by BASCFC with respect only to any Series B-1 Shares and Series N-1 Shares acquired by it pursuant to the New Investor Subscription Agreement,
         (ii) in the case of an individual shareholder, pursuant to applicable laws of descent or (other than in the case of Adrian Aguirre until the effectiveness of a Regulatory Amendment and the modifications to the Company's capital structure described in Section 6) among such shareholder's Family Group or (iii) among the Securityholders and/or their Qualified Affiliates (as defined below) (provided that such Qualified Affiliate(s) shall reconvey any such Company Securities to the transferring shareholder(s) (or otherwise comply with the requirements of and obligations set forth in this Section 4) at such time as the Qualified Affiliate ceases to be a Qualified Affiliate) or among or between the Bachow Investors and/or the BAIIC Investors (the persons and entities specified in clauses (i), (ii) and (iii) above are collectively referred to herein as "Permitted Transferees"); provided that with respect to any Transfer of Company Securities to a Permitted Transferee, (1) the restrictions contained in this Section 4 shall continue to be applicable to any such Company Securities after any such Transfer to a Permitted Transferee and (2) as a condition to any such Transfer of Company Securities to a Permitted Transferee, such Permitted Transferee shall be required to be execute and deliver to the Company a joinder, in form and substance satisfactory to Nexus, agreeing to bound by the provisions of this Agreement affecting the Company Securities so Transferred.

                  (b) Retention of Series A Shares, Series A-1 Shares and Series B Shares. Notwithstanding anything to the contrary contained in this Agreement, except with respect to Transfers to a Permitted Transferee or pursuant to a Public Offering, no Securityholder shall Transfer any Series A Shares, Series A-1 Shares or Series B Shares (each a "Restricted Share" and collectively, the "Restricted Shares") without the prior written approval of both (i) Nexus, solely in its capacity as a shareholder (and without any fiduciary duty to the Company or any of the Company's shareholders) and (ii) the Board, including the affirmative vote of at least one Nexus Director (collectively, the "Restricted Share Transfer Consent"), provided, in each case, that the Restricted Share Transfer Consent may be withheld for any reason or no reason. In connection with any proposed Transfer of Restricted Shares, if the Restricted Share Transfer Consent is obtained with respect to such proposed Transfer, the transferring holder of Restricted Shares shall also comply with the requirements of Sections 4(c), 4(e) and 4(f) of this Agreement. The requirement contained in this Section 4(b) to obtain the Restricted Share Transfer Consent in connection with a Transfer of Restricted Shares shall terminate upon the earlier to occur of (i) a Sale of the Company, (ii) the sale of all or substantially all of the consolidated assets of the Company to an Independent Third Party, (iii) a Qualified Public Offering or (iv) the effectiveness of the Regulatory Amendments and the modifications to the Company's capital structure described in Section 6.

                  (c) First Refusal Rights by Non-Investors. Except in connection with a Transfer to a Permitted Transferee, a Sale of the Company or a Public Offering, at least 30 (thirty) days prior to any Transfer of an interest in any Restricted Shares by a Securityholder other than an Investor (the "Transferring Non-Investor Shareholders"), such Securityholder shall deliver to the Secretary of the Board a notice (the "Offer Notice") disclosing the number of Restricted Shares to be transferred, the proposed price, terms and conditions of the Transfer and the identity of the prospective transferee(s) who submitted the offer, and the Secretary of the Board shall then promptly deliver such Offer

Notice (but in any event within 5 (five) days) to each of the other shareholders of the Company (including the other Securityholders) (other than any holders of Series N-2 Shares (and any shares issued upon conversion thereof)), but only with respect to any such holder's Series N-2 Shares (i.e., a holder of Series "N-1" shares and Series "N-2" shares would be entitled to participate only with respect to their Series "N-1" shares)). Such other shareholders (on a Pro Rata Basis) may elect to purchase all (but not less than all) of the Restricted Shares to be transferred on the same terms and conditions as those set forth in the Offer Notice by giving written notice to the Transferring Non-Investor Shareholders within 30 (thirty) days after the Offer Notice has been given to the Secretary of the Board. If such other shareholders elect to purchase all such Restricted Shares hereunder, the Transfer of such Restricted Shares shall be consummated as soon as possible after the delivery of the election notice(s) to the Transferring Non-Investor Shareholders, but in any event within 15 (fifteen) days after the expiration of such 30-day period. If such other shareholders do not elect to purchase all of the Restricted Shares specified in the Offer Notice, the remaining Restricted Shares shall be promptly reoffered on a Pro Rata Basis to those shareholders electing to purchase the offered Restricted Shares by delivery of an additional written notice. If within 10
(ten) days of the delivery of such additional notice the other electing shareholders have not elected to purchase all of the Restricted Shares specified in the Offer Notice, the Transferring Non-Investor Shareholders may Transfer the Restricted Shares specified in the Offer Notice to the transferee(s) specified in the Offer Notice at a price and on terms no more favorable to the transferee(s) than specified in the Offer Notice for a period of no more than 60 (sixty) days after the 45 (forty-five) days after delivery of the Offer Notice (the "RFR Free Transfer Period"). Any Restricted Shares not transferred within such 60-day period shall remain subject to the provisions of this Section 4(c).

Notwithstanding the foregoing, in the event that an electing shareholder is not permitted under Mexican law to hold the amount or type of Restricted Shares to which such electing shareholder would be entitled upon the exercise of its rights under this Section 4(c), then the electing shareholder shall have the right to designate another purchaser who would be qualified under Mexican law to purchase such Restricted Shares or, at the election of the electing shareholder, the Company shall agree (to the extent permitted under Mexican law) to exchange such Restricted Shares to be purchased by the electing shareholder (pursuant to the exercise of its rights under this Section 4(c)) for other securities of the Company which have identical rights as such Restricted Shares being transferred except that, in order to comply with applicable law, the voting rights of such securities may be limited to the minimum level necessary to effect such compliance.

Notwithstanding anything contained herein (including the definition of Investor) to the contrary, this Section 4(c) shall apply to any Transfer by any Aguirre Group Investor and CT Global Telecommunications of any Restricted Shares.

The right of first refusal set forth in this Section 4(c) shall terminate upon the earlier to occur of (i) a Sale of the Company (as defined in Section 7),
(ii) the sale of all or substantially all of the consolidated assets of the Company to an Independent Third Party or (iii) the effectiveness of the Regulatory Amendments and the modifications to the Company's capital structure described in Section 6.

                  (d) Right of First Offer on Transfers by Investors. In the event that any Investor desires to Transfer any Series A-1 Shares, Series B-1 Shares or Series N-1 Shares (other than pursuant to a Transfer to a Permitted Transferee, a Public Offering or any Sale of the Company), such Investor shall first offer to sell such Company Securities by delivering written notice thereof (the "Investor Transfer Notice") to the Secretary of the Board (who shall promptly (but in any event within 3 (three) business days) deliver a copy thereof to each Investor (other than the transferring Investor) holding a Pro Rata Share (as defined in Section 7) equal to or greater than one percent (1%) of the Series A-1 Shares, Series B-1 Shares and Series N-1 Shares then outstanding on an aggregate basis (a "Qualified Investor") disclosing the type and number of Preferred Shares sought to be transferred, the proposed price of the Transfer and the other material economic terms of the proposed Transfer. The Qualified Investors may elect to purchase all (but not less than all) of such Preferred Shares to be transferred on a Pro Rata Basis and at the same price specified in the Investor Transfer Notice by giving written notice to such transferring Investor within 30 (thirty) days after the Investor Transfer Notice has been given to the Secretary of the Board. If the Qualified Investors elect to purchase all such Preferred Shares hereunder, the Transfer of such Preferred Shares shall be consummated as soon as possible after the delivery of the election notice(s) to the transferring Investor, but in no event later than 15 (fifteen) days after the expiration of such 30-day period. If such Qualified Investors do not elect to purchase all of the Preferred Shares specified in the Investor Transfer Notice, the remaining Preferred Shares shall be reoffered on a Pro Rata Basis to those Qualified Investors electing to purchase offered Preferred Shares by delivering an additional written notice. If within 10 (ten) days of the delivery of such additional notice the other electing Qualified Investors have not elected to purchase all of the Preferred Shares specified in the Investor Transfer Notice, the transferring Investor may, for a period (the "ROFO Free Transfer Period") of 180 (one hundred eighty) days after the expiration of such period, Transfer the Preferred Shares specified in the Investor Transfer Notice to one or more parties at a price and on other material economic terms no more favorable to the transferees thereof than the price per share and other material economic terms offered to the Qualified Investors in the Investor Transfer Notice. Any such Preferred Shares specified in the Investor Transfer Notice that are not transferred within such 180-day period shall remain subject to the provisions of this Section 4(d). Notwithstanding the foregoing, a transferring Investor shall have the right to deliver one or more subsequent Investor Transfer Notices if no Transfer has occurred in accordance with the terms hereof after the expiration of any such 180-day period. The right of first offer set forth in this Section 4(d) shall terminate upon the earlier to occur of (i) a Transfer of Series A-1 Shares, Series B-1 Shares or Series N-1 Shares pursuant to a Sale of the Company, (ii) a sale of all or substantially all or substantially all of the consolidated assets of the Company to an Independent Third Party and (iii) a Qualified Public Offering.

                  (e)      Participation (Tag-Along) Rights in Transfers.

                  (i) In connection with any Transfer (other than a Transfer to a Permitted Transferee or pursuant to a Public Offering) of any Equity Securities of the Company (other than Series N-2 Shares (and any shares issued upon conversion thereof)) by any Securityholder (the "Transferring Securityholder"), such Securityholder shall deliver to the Secretary of the Board a notice (the "Tag-Along Right Notice"), and the Secretary of the Board shall then promptly (but in any event within 5 (five) days or, to the extent necessary to comply with requirements of applicable law, such longer period as reasonably determined by the Board (including the approval of at least one Nexus Director)) deliver to the other Securityholders (and, if such Transfer constitutes a Sale of the Company in which the holders of any Series A-1 Shares, Series B-1 Shares or Series N-1 Shares are participating, to the record holder of the Series N-2 Shares) such Tag-Along Right Notice (which notice may be


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

         given simultaneously with any notice required to be delivered pursuant to Section 4(c) or Section 4(d) above), disclosing the number of Company Securities to be Transferred, the proposed price, terms and conditions of the Transfer (including, without limitation, a description of any expense, escrow, holdback, earn out, indemnity or similar obligations that the participating shareholders shall be responsible for), the identity of the prospective transferee(s) and whether such Securityholder's participation right (with respect to the absolute number of shares) is subject to adjustment as a result of Sections 4(c) and 4(d) (i.e., the participation rights shall only apply to the Company Securities that the Transferring Securityholder is entitled to Transfer after first complying with the requirements of Sections 4(c) or 4(d), as applicable). Notwithstanding anything contained herein to the contrary, the provisions of this Section 4(e) shall not apply to one or more Transfers by an Investor of no more than 7,000,000 Preferred Shares (as adjusted for stock splits, stock dividends and similar events) to any single person or entity or group of related persons or entities in a single Transfer or series of related Transfers.

                  (ii) The Securityholders (and, if such Transfer constitutes a Sale of the Company, the record holder of Series N-2 Shares) may elect to participate on a Pro Rata Basis in the contemplated Transfer described in the Tag-Along Right Notice by giving written notice to the Transferring Securityholder within the longer of (i) 20 days after delivery of the Tag-Along Right Notice to the Company, (ii) 3 business days after the beginning of the RFR Free Transfer Period or ROFO Free Transfer Period, if applicable, or (iii) in the case only of a Transfer of Series A-1 Shares, Series B-1 Shares or Series N-1 Shares in connection with Sale of the Company , such longer period as reasonably determined by the Board (including the approval of at least one Nexus Director) to permit the preparation and distribution of materials to the record and beneficial owners of Series N-2 Shares (and any shares issued upon conversion thereof represented by trust certificates of participation) and as may then be required by applicable law (the "Tag-Along Window"). Each such Securityholder and (if applicable under the Bylaws, each holder of Series N-2 Shares) may participate in the contemplated Transfer on a Pro Rata Basis, at the same price and, subject to Section 4(e)(iv) below, on the same terms specified in the Tag-Along Right Notice. The failure to deliver notice electing to participate within the Tag-Along Window shall be deemed an automatic and complete waiver of all rights to participate in such Transfer pursuant to this Section 4(e). If no Securityholder (or, if applicable, holder of Series N-2 Shares) elects to participate in the contemplated Transfer (through notice to such effect or the expiration of the Tag-Along Window without the delivery of any such notice), then the Transferring Securityholder may Transfer such Company Securities, to the party or parties specified in the Tag-Along Right Notice at a price and on the terms substantially as described in the Tag-Along Right Notice, for a period equal to (1) the remaining RFR Free Transfer Period, if applicable, (2) the remaining ROFO Free Transfer Period, if applicable, or (3) if the Company Securities were not subject to
         Section 4(c) or Section(d) above, for 120 days after the expiration of the Tag-Along Window, with an automatic 60-day extension thereto to the extent that regulatory approvals for a Transfer have not been obtained within such original 120-day period. No Transferring Securityholder shall Transfer any of its Company Securities to any prospective transferee if such prospective transferee(s) decline to allow the participation of the other shareholders on the terms provided in this
         Section 4(e), subject to the exclusion set forth in Section 4(e)(iv) below. If the Transferring Securityholder fails to Transfer such Company Securities described in the Tag-Along Notice within such applicable period, the Transferring


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

         Securityholder shall not Transfer such Company Securities without again complying with the provisions of this paragraph (e).

                  (iii) The rights of Securityholders to participate as set forth in this Section 4(e) are subject to the satisfaction of the following conditions: (A) each participating Securityholder will only be required to make affirmative representations and warranties as to
         (1) due power and authority to enter into the agreement and transactions contemplated thereby, (2) non-contravention of any agreement to which it is a party or by which it is bound, and (3) good and valid title to the equity securities to be transferred (or, in the case of beneficial ownership of the Company's capital stock through a trust, good and valid title to the certificates of participation in such trust), free and clear of any and all liens, claims, pledges, options and restrictions of any kind whatsoever (other than as contemplated hereby and by the Securityholders Agreement) and (B) the participating Securityholders (and any other shareholder of the Company participating in such Transfer) shall be severally obligated to share, on a Pro Rata Basis (based on such holder's share of the aggregate proceeds paid with respect the Company Securities sold in such transaction), any expense, escrow, holdback, earn out, indemnity or similar obligation that the Transferring Securityholder has agreed to in connection with such Transfer (but, with respect to each participating Securityholder, not in excess of the consideration such Securityholder is entitled to receive in connection with their participation in the transaction), and with respect to any contingent post-closing indemnity or other obligations, any proceeds a Securityholder is entitled to receive in connection with their participation pursuant to this Section 4(e) in a Transfer shall be subject to a holdback obligation unless such Securityholder provides such purchaser with assurances and/or collateral, in form and substance satisfactory to such purchaser, as such purchaser may require, provided that any assurances or collateral provided by the Transferring Securityholder and/or the other participating shareholders may differ from securityholder to securityholder (it being understood and permitted, for example, that certain shareholders (including, without limitation, the BAIIC Investors) may only be required to sign an agreement or indemnity without any holdback obligations). If the purchaser of the securities requires the Transferring Shareholder and the other participating Securityholders to execute any ancillary purchase or other agreements, each participating Securityholder (other than with respect to any Series N-2 Shares (and any shares issued upon conversion thereof)) shall be required to execute such agreements, subject to the requirements set forth in the preceding sentence and provided that in no event shall any shareholder or securityholder be required to execute a non-competition or non-solicitation agreement.

                  (iv) To the extent that a Securityholder holds Company Shares subject to restrictions on ownership pursuant to this Agreement, the Bylaws or applicable Mexican law (for example securities that, pursuant to the Bylaws, must be owned by a Mexican), such Securityholder will only be eligible to participate in a Transfer pursuant to this Section 4(e) to purchasers who are eligible to own such class and series of shares.


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

                  (v) If the drag-along rights pursuant to Section 4(f) apply and are exercised by Nexus, then the participation rights in this
         Section 4(e) shall only apply to the extent that (1) the number of Company Shares that a holder is entitled to Transfer pursuant to the participation rights set forth in this Section 4(e) is greater than (2) the number of Company Shares such holder is actually obligated to Transfer pursuant to the exercise of the drag-along right in Section 4(f). In connection with any Transfer, each Securityholder's participation right therein (with respect to the absolute number of shares) is subject to adjustment as a result of Sections 4(c) and 4(d) (i.e., the participation rights shall only apply to the Company Securities that the Transferring Securityholder is entitled to transfer after first complying with the requirements of Sections 4(c) or 4(d)). The tag-along right set forth in this Section 4(e) shall terminate upon the earlier to occur of (i) a Transfer of Series A-1 Shares, Series B-1 Shares or Series N-1 Shares in connection with Sale of the Company,
         (ii) a sale of all or substantially all of the consolidated assets of the Company to an Independent Third Party and (iii) the one year anniversary of the consummation of a Qualified Public Offering, provided, that, with respect to this clause (iii), upon the consummation of a Qualified Public Offering, the tag-along right shall continue to apply for one year following the consummation of such Qualified Public Offering to each Securityholder but shall not apply to any transferee thereof (provided the Transfer to such transferee is in accordance with the provisions of this Agreement).

                  (vi) Each Securityholder acknowledges and agrees that, subject to Section 4(e)(v), pursuant to the Company Bylaws, the holders of Series N-2 Shares have the right to participate on a Pro Rata Basis in certain Sale of the Company transactions, and, in connection therewith, the Company may be required to comply with additional notification requirements pursuant to Article Fifty-Two thereof.

                  (f)      Drag Along Rights.

                  (i) If Nexus desires to consummate a Qualifying Sale of the Company on terms and conditions approved by Nexus (an "Approved Sale"), at the request of Nexus, each Securityholder shall (and shall cause any director on the Board designated by such Securityholder to) vote in favor of, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as (A) a merger or consolidation of the Company, then each Securityholder shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or as (B) a sale of Company Securities, then each Securityholder shall agree to sell all (or, in the case of an Approved Sale of less than all of the Company Securities, his, her or its Pro Rata Share) of his, her or its Company Securities and rights to acquire Company Securities. Each Securityholder shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Board or Nexus, provided that such Securityholder's obligation to take any such requested actions (other than as described in the first two sentences of this Section 4(f)(i)) with respect to any Series N-2 Shares shall be limited to those actions set forth in Section 4(f)(iii) below. Each beneficial owner of Company Securities shall use its best efforts to cause the voting power of its Company Securities to be voted for (or to consent to) an Approved Sale.

                  (ii) The obligations of the Securityholders with respect to the Approved Sale are subject to the condition that each Securityholder shall receive, in exchange for the Company Securities held by it, its Pro Rata Share of the aggregate consideration payable to the holders of Company Securities in such Approved Sale. Each Securityholder acknowledges that the obligations of the holders of Series N-2 Shares to participate in an Approved Sale (with respect to their Series N-2 Shares) are subject to additional conditions set forth in the Bylaws.

                  (iii) In connection with an Approved Sale, (A) each participating Securityholder will be required to only make affirmative representations and warranties as to (1) due power and authority to enter into the agreement and transactions contemplated thereby, (2) non-contravention of any agreement to which it is a party or by which it is bound, and (3) good and valid title to the Company Securities to be Transferred, free and clear of any and all liens, claims, pledges, options and restrictions of any kind whatsoever (other than as set forth herein) and (B) the Securityholders shall be severally obligated to share, on a Pro Rata Basis (based on such Securityholder's share of the aggregate proceeds paid with respect to the Company Securities in such Approved Sale) in any expense, escrow, holdback, earn out, indemnity or similar obligation that Nexus or the Company has agreed to in connection with such Approved Sale (but, with respect to each participating Securityholder, not in excess of the consideration such Securityholder is entitled to receive in connection with its participation in the Approved Sale), and with respect to any contingent post-closing indemnity or other obligations, any proceeds a Securityholder is entitled to receive in connection with the Approved Sale shall be subject to a holdback obligation unless such Securityholder provides such purchaser with assurances and/or collateral, in form and substance satisfactory to such purchaser, as such purchaser may require, provided that any assurances or collateral provided by Nexus and/or the other participating Securityholders may differ from Securityholder to Securityholder (it being understood and permitted, for example, that certain Securityholders (including, without limitation, the BAIIC Investors) may only be required to sign an agreement or indemnity without any holdback obligations). If the purchaser of the securities requires Nexus and the other participating Securityholders to execute any ancillary purchase or other agreements, each participating Securityholder shall be required to execute such agreements, subject to the requirements set forth in the preceding sentence and provided that in no event shall any Securityholder be required to execute a non-competition or non-solicitation agreement.

                  (iv) To the extent that a Securityholder holds Company Securities subject to restrictions on ownership pursuant to the Bylaws or applicable Mexican law (for example securities that, pursuant to the Bylaws, must be owned by a Mexican), it will only be obligated to participate in a Transfer to purchasers who are eligible to own such class and series of shares, provided that in connection with an Approved Sale, the purchaser shall have the right to assign its right to purchase such shares to a different purchaser (for the same consideration and on the same terms and conditions (other than as to restrictions on ownership) as the other Company Securities being sold in the Approved Sale) who is eligible to own such class and series of shares.

                  (v) If the drag-along rights pursuant to this Section 4(f) apply and are exercised by Nexus, then the participation rights in
         Section 4(e) shall only apply to the extent that (1)


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

         the number of Company Shares that a holder is entitled to Transfer pursuant to the participation rights set forth in Section 4(e) are greater than (2) the number of Company Shares such holder is actually obligated to Transfer pursuant to the exercise of the drag-along right in this Section 4(f). The drag-along right set forth in this Section 4(f) shall terminate upon the earlier to occur of (i) the Transfer of Series A-1 Shares, Series B -1 Shares or Series N-1 Shares in connection with Sale of the Company, (ii) a sale of all or substantially all of the consolidated assets of the Company to an Independent Third Party and (iii) the one year anniversary of the consummation of a Qualified Public Offering, provided, that, with respect to this clause (iii), upon the consummation of a Qualified Public Offering, the drag-along obligation shall continue shall continue to apply for one year following the consummation of such Qualified Public Offering to each Securityholder but shall not apply to any transferee thereof (provided the Transfer to such transferee is in accordance with the provisions of this Agreement).

                  (g ) Preference Upon Sale of the Company. In the event of a any sale or exchange by the Securityholders of all or substantially all of the Company Securities and other equity securities of the Company (whether by sale, merger, recapitalization, reorganization, consolidation, combination or otherwise and whether or not pursuant to this Section 4), each Securityholder shall receive in exchange for the Company Securities and other equity securities of the Company held by such securityholder the same portion of the aggregate consideration from such sale or exchange that such securityholder would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in the Company's Bylaws as in effect immediately prior to such sale or exchange, and each agreement or other document effecting or evidencing such sale or exchange shall reflect such preference and shall require the disbursement of proceeds in accordance therewith. Each Securityholder shall take (or use its best efforts to cause to be taken) all necessary or desirable actions in connection with the distribution of the aggregate consideration from such sale or exchange as requested by Nexus or the Company.

                  (h) Agreement upon Transfer or Issuance. Prior to Transferring any Company Shares to any Person, each transferring Securityholder shall cause the prospective transferee to be bound by this Agreement as if such Person were the same as such transferring Securityholder and, prior to issuing any Company Shares to any Person (other than a person already a party hereto), the Company shall, unless otherwise determined by each of the Company and Nexus, cause the prospective securityholder to sign a counterpart to this Agreement agreeing to be bound as a "Securityholder" hereunder. For all purposes herein, (i) any transferee of an Existing Securityholder shall be deemed to be an "Existing Securityholder" hereunder with respect to such transferred securities, (ii) any transferee of an Additional Securityholder shall be deemed to be an "Additional Securityholder" hereunder with respect to such transferred securities, (iii) any transferee of an Original Investor shall be deemed to be an "Original Investor" hereunder with respect to such transferred securities and (iv) any transferee of a New Investor shall be deemed to be an "New Investor" hereunder with respect to such transferred securities.

                  (i) Agreement Regarding Indirect Transfers. Notwithstanding the foregoing, no Securityholder shall avoid the provisions of this Agreement by first making a Transfer to a Permitted Transferee and then disposing of or Transferring all or any portion of such Securityholder's interest in any such Permitted Transferee or by entering into any other transaction intended to avoid or otherwise circumvent the provisions of this Section 4. In addition, the provisions of this Section 4 shall apply to the Transfer of any beneficial interests, equity interests or other ownership interests in (1) any trust (including any permitted transferee and successor thereof) that holds any Company Securities, assuming for purposes of this Section 4(i) that references to the "Company" herein are references to such trust (including any permitted transferee and successor thereof) and that references to a "securityholder" are references to the beneficiaries thereof, (2) Nexus-Maxcom Holdings I, LLC so long as it holds any Company Securities, assuming for purposes of this Section 4(i) of that references to the "Company" herein are references to Nexus-Maxcom Holdings I LLC (including any permitted transferee and successor thereof) and that references to a "securityholder" are references to the members thereof and
(3) BASCFC-Maxcom Holdings I, LLC, so long as it holds any Company Securities, assuming for purposes of this Section 4(i) that references to the "Company" herein are references to Nexus-Maxcom Holdings I LLC (including any permitted transferee and successor thereof) and that references to a "securityholder" are references to the members thereof.

                  5.       Public Offering Provision.

                  (a) Nexus may, at any time and from time to time, request that the Company take all requisite actions at the Company's expense to register one or more series of the Company's equity securities under (A) applicable Mexican securities laws, rules and regulations and/or (B) applicable United States federal and state securities laws and, in either such event, the Company shall be obligated to become (to the extent it is not already a public company under such laws), and each Securityholder shall cooperate to cause the Company to become a public company under such laws, provided, that the first demand for registration by Nexus shall be a Public Offering that is expected to yield aggregate net proceeds of at least U.S. $10.0 million (ten million U.S. dollars).

                  (b) At any time and from time to time, at the request of Nexus, the Company shall take all requisite actions at the Company's expense to permit the Investors to sell, as promptly as practicable, the Company Securities (subject to the conversion of any Series N-2 Shares held by the Investors (or, if applicable, the conversion of any securities which such Series N-2 shares may be converted into) into the class and security of stock being registered) held by them pursuant to a registered public offering and to enable such holders to freely Transfer their securities in the appropriate market as registered securities under applicable securities law, as soon as possible after such request. In connection with any underwritten offering of Company Securities, Nexus shall be entitled to select the underwriter.

                  (c) Within 10 (ten) business days after the Company's receipt of a registration request from Nexus, the Company shall give written notice of such requested registration to each of the other Investors and, subject to the terms hereof, shall include, subject to any underwriter cut-backs, in such registration such number of Company Shares held by Investors that the Company receives written requests for inclusion within 15 (fifteen) business days after the receipt of the Company's notice of such registration. In connection with any registration of Company Securities, the Investors shall be entitled to participate on a Pro Rata Basis among Investors, including for purposes of this paragraph, the Aguirre Group Investors only with respect to their Series A-1 Shares (subject to the conversion of such Series A-1 Shares into the class and security of stock being registered), and any Series N-2 Shares (subject to the conversion of such Series N-2 Shares (or, if applicable, the conversion of any securities which such Series N-2 shares may be converted into) into the class and security of stock being registered), subject in each case to any cut-backs required by the underwriters in any underwritten offering.

                  (d) In addition, in connection with any secondary offering of the Company Securities, the Investors will be entitled to participate in such secondary offering prior to any other holder of Company Securities.

                  (e) Nexus shall have the right to demand that the Company Securities (at the Company's expense) be registered at the National Registry of Securities and Intermediaries of the National Banking and Securities Commission of Mexico. In connection with any registration and public offering of Company Securities, the Company and the holders of Series A Shares, Series A-1 Shares and Series B Shares, shall use their reasonable best efforts to cause the Company to effect the registration of the Company Securities and shall take all such actions to enable the Investors to sell their securities in a public sale, or otherwise freely Transfer their securities without restrictions (other than any such restrictions required by the underwriters of all holders of Company Securities participating in such offering), in accordance with the Mexican securities laws and/or, to the extent applicable, United States federal and state securities laws. The Company for this purpose shall assist each Investor in connection with such public sale and shall furnish all information which such Investor or the managing underwriters deem necessary or desirable to be disclosed in any prospectus to be distributed in connection with a public sale. If a primary or secondary offering is an underwritten offering and if the Board reasonably determines, based upon the written advice of the managing underwriters, that the number of securities requested to be included in such offering exceeds the number of such securities which can be sold therein without adversely affecting the marketability of the offering, the Company will include in such registration (1) first, the number and type of securities requested by the Investors to be included which in the opinion of such underwriters can be sold without adverse effect pro rata among the Investors on the basis of the number of securities held by each such Investor and (2) second, other shares requested to be included, pro rata among the holders of such shares on the basis of the number of Company Securities held by each such shareholder.

                  (f) Except as otherwise specifically provided in the Bylaws, if so requested by the underwriters managing any such offering, no holder of Company Securities shall, directly or indirectly, Transfer or offer or agree to Transfer (other than to Affiliates and/or equityholders of such holders who agree to be similarly bound) any such securities during the 30 (thirty) days prior to and the 180-day period beginning on the expected effective date of any registered Public Offering (other than with respect to any securities actually being sold in such Public Offering); provided, however, that following a Qualified Public Offering the lock-up period for any subsequent Public Offering shall be the thirty days prior to and the 90-day period beginning on the expected effective date of any registered Public Offering. Notwithstanding the foregoing, the holders of Series N-2 Shares (and any shares issued upon conversion thereof) shall only be required to comply with such a lock-up period with respect to such Series N-2 Shares (and any shares issued upon conversion thereof) to the extent provided in the Bylaws. In each case, the Company will notify all record shareholders of the exact date of any lock-up period that such shareholders are subject to.

                  (g) At the request of Nexus at any time following a Qualified Public Offering, the Company shall use its best efforts to file with the Securities and Exchange Commission a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act.

                  (h) Following a Qualified Public Offering, upon the reasonable request of any shareholder, the Company shall, at its expense, provide to such shareholder such reasonable number of copies of the registration statement and prospectus relating to the registered equity securities of the Company.

                  (i) The Company will provide reasonable and customary indemnification to each participating Securityholder (including such participant's directors, officers and employees) in a registered Public Offering, for losses caused by any material misstatement or omission in any registration statement or prospectus provided by the Company to such participating Securityholder for use in connection with a resale of Company Securities, except insofar as such losses are caused by a material misstatement or omission based upon information relating to information furnished to the Company by any of the participating Securityholders. As a condition to participating in any registered Public Offering, each participating Securityholder will provide reasonable and customary indemnification to the Company and its directors, officers, and affiliates but only with reference to information relating to such participating securityholder furnished to the Company by or on behalf of such participant expressly for use in any registration statement or prospectus.

                  (j) Any attempted Transfer of Company Shares in violation of the lock-up provisions set forth in Section 5(f) shall be null and void ab initio and shall not be consented to or recognized or registered by the Company for any purpose. In furtherance of the forgoing, any attempted Transfer of Company Securities in violation of the lock-up provisions set forth in Section 5(f) shall not be consented to or recognized or registered by the Company for any purpose.

                  6. Foreign Investment and Telecommunication Law. If at any time the Foreign Investment Law and the Federal Telecommunications Law of Mexico are amended so as to permit the unrestricted ownership and/or control of the Company by one or more foreign (non-Mexican) entities, upon the effectiveness of such amendments (the "Regulatory Amendments"):

                  (a) The Company and each of the Securityholders shall use its good faith best efforts to amend the Company Bylaws (to the extent necessary) to effect a conversion of:

                  (i) the Series A, Series B and Series N Shares on a one-to-one basis into a single series of common shares (the "New Common Shares") with voting rights determined on a pro rata basis based on all such New Common Shares voting together as a single class with the preferred shares of the Company;

                  (ii) the Series A-1, B-1, and N-1 Shares on a one-to-one basis into a single series of preferred shares (the "New Preferred Shares") with (1) the liquidation preference, dividend preference and conversion right set forth in the Bylaws for Series N-1 Shares, (2) voting rights determined on a pro rata basis based on the preferred shares of the Company voting together as a single class together with the common shares of the Company, provided, that such New Preferred Shares shall retain the special right to vote on the matters described in paragraph (i) of Article Six of the Bylaws and (3) the option of the holder thereof to convert (on the basis set forth in Article Seven of the Bylaws at the Conversion Price (as defined in the Bylaws) then in effect) such New Preferred Shares into New Common Shares; and

                  (iii) the Series N-2 Shares on a one-to-one basis into a single series of preferred shares into a single series of preferred shares (the "New Series N-2 Shares") with (1) the liquidation preference, dividend preference and conversion right set forth in the Bylaws for Series N-2 Shares, (2) voting rights determined on a pro rata basis based on the preferred shares of the Company voting together as a single class together with the common shares of the Company, provided, that such New Series N-2 Shares shall retain the special right to vote on the matters described in paragraph (j) of Article Six of the Bylaws and (3) the option of the holder thereof to convert (on the basis set forth in Article Seven of the Bylaws at the Conversion Price then in effect) such New Series N-2 Shares into New Common Shares.

                  (b) This Agreement shall be automatically amended so that:

                  (i) all references contained in this Agreement to Series A Shares, Series B Shares and Series N Shares shall be deemed to refer to New Common Shares;

                  (ii) all references contained in this Agreement to Series A-1 Shares, Series B-1 Shares and Series N-1 Shares shall be deemed to refer to New Preferred Shares (until the conversion of all such New Preferred Shares into New Common Shares, at which point all references contained herein to New Preferred Shares shall be deemed to refer to New Common Shares;

                  (iii) all references contained in this Agreement to Series N-2 Shares shall be deemed to refer to New Series N-2 Shares (until the conversion of all such New Series N-2 Shares into New Common Shares, at which point all references contained herein to New Series N-2 Shares shall be deemed to refer to New Common Shares; and

                  (iv) All references contained in this Agreement to "Preferred Shares" shall be automatically amended to be references to New Preferred Shares and New Series N-2 Shares.

                  (c) Upon the effectiveness of the Regulatory Amendments and the modifications to the Company's capital structure described in this Section 6, the size of the Board shall remain unchanged but the composition of the Board shall be determined by the Securityholders pro rata based on their aggregate ownership of voting stock of the Company at such time; provided that so long as the New Common Shares issued upon conversion of the Series A Shares held by the Aguirre Group Investors together with the New Preferred Shares issued upon conversion of the Series A-1 Shares held by the Aguirre Group Investors represent at least 2.5% (two and one-half percent) of the outstanding Equity Securities of the Company, the Aguirre Group Investors shall be entitled to collectively designate one director (and one alternate) to the Board.

                  (d) Prior to the consummation of a Qualified Public Offering, upon the effectiveness of the Regulatory Amendments and the modifications to the Company's capital structure described in this Section 6, the holders of a majority of New Series N-2 Shares (but excluding any New Common Shares issued upon conversion thereof) shall be entitled pursuant to the Bylaws, but not obligated, to designate one director (and one alternate) to the Board.

                  (e) Upon the effectiveness of the Regulatory Amendments and the modifications to the Company's capital structure described in this Section 6, the Requisite Approval with respect to the Key Matters shall no longer apply; provided however that the approval of the Key Matters shall continue to require the affirmative vote of Nexus solely in its capacity as a shareholder without any fiduciary duty to the other shareholders.

                  (f) The Company shall take all actions necessary or requested by Nexus in connection with effectuating the modifications to the Company's capital structure described in this Section 6.

                  (g) The Company and each of the Securityholders shall use its good faith best efforts to amend, to the extent applicable or deemed necessary by Nexus, each of the other Transaction Agreements (including, without limitation, the Security Trust Agreement) to more fully effectuate the capital structure contemplated by this Section 6 and to take all other actions deemed necessary or reasonably requested by Nexus.

                  7.       Definitions.

                  "Aguirre Group Investors" means, with respect to the Series A-1 Shares only, collectively, Adrian Aguirre G., Guadalupe Aguirre G., Maria Elena Aguirre G. and Maria Trinidad Aguirre G., as well as the trustee of the Security Trust Agreement (but only with respect to the Series A-1 Shares beneficially owned by the other Aguirre Group Investors and deposited with such trustee pursuant to the terms of the Security Trust Agreement), and their respective successors and permitted assigns and permitted transferees with respect to the Series A-1 Shares only.

                  "Affiliate" of any Person means any other Person controlling, controlled by or under common control with such particular Person, and "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise. For purposes of this Agreement and the other Transaction Agreements, each of BAIIC, BASCFC, Nexus, and LA Strategic Capital Partners II shall each be deemed to be an "Affiliate" of the other.

                  "Bachow Investors" means, collectively, Bachow Investment Partners III, LP ("BIP"), Bachow & Associates, Inc., each of the limited partners of BIP, the general partner of BIP (and its limited partners and general partners), the direct and indirect equity holders of any thereof, Jay D. Said, Paul Bachow and Salvatore Grasso, and each of their respective successors and permitted assigns and permitted transferees.

                  "BAIIC Investors" means, collectively, BankAmerica International Investment Corporation ("BAIIC"), BASCFC, Nexus, LA Strategic Capital Partners II, Edward McCaffrey, and their respective successors and permitted assigns and permitted transferees.

                  "Bureau" means the General Bureau of Foreign Investment of the Ministry of Economy.

                  "Business" means the business of providing local, long distance and network telecommunications services in Mexico pursuant to concessions and/or permits issued by the Mexican government and the sale or rental of related equipment to subscribers of such services.

                  "Common Shares" means collectively the Company's (i) Series A Shares, (ii) Series B Shares and (iii) Series N Shares.

                  "Company Securities" means, at any given time, the Company Shares and any other subsequently authorized series or class of Equity Securities of the Company; provided that any Company Securities shall cease to be Company Securities when such Company Securities are sold in a Public Sale.

                  "Company Shares" means, at any given time, collectively, the Company's (i) Series A Shares, (ii) Series A-1 Shares, (iii) Series B Shares,
(iv) Series B-1 Shares, (v) Series N Shares, (vi) Series N-1 Shares, (vii) Series N-2 Shares, (viii) any other authorized series or class of the Company's capital stock, and (ix) any outstanding securities convertible into shares of the Company's capital stock.

                  "CTGT" means CT Global Telecommunications, Inc.

                  "CTGT Affiliated Securityholder" means any of L.D. Coltrane, III, Michael R. Coltrane, Samuel E. Leftwich and Thomas A. Norman, and any Person to whom any CTGT Affiliated Securityholder Transfers any Company Shares in accordance with the terms of this Agreement.

                  "Engagement Letter" means that certain Engagement Letter dated November 13, 1997 as amended on March 13, 1998 and April 2, 1998 between the Company and Amsterdam Pacific LLC.

                  "Equity Securities" means any equity securities of an issuer or debt securities of an issuer with equity features or other securities exercisable or convertible into equity securities of such issuer or any of its subsidiaries (including, without limitation, options and warrants) or any other securities of such issuer containing any profit participation features (including, without limitation, stock appreciation rights and phantom stock).

                  "Fair Market Value" means, with respect to the Company's assets, the value that such assets would reasonably be expected to receive upon a deemed sale of all or substantially all of the Company's assets at fair market value, determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value (but not taking into account any discounts for regulatory restrictions on the ownership of such assets), as determined by the Board (with the approval of at least one Nexus Director).

                  "Family Group" means a person's spouse, parents, siblings and descendants (whether natural or adopted) and any trust solely for the benefit of the Securityholder and/or the Securityholder's spouse and/or descendants.

                  "Guidelines" means the Company Guidelines attached hereto as Exhibit B

                  "Independent Third Party" means, at any applicable date of determination, any person or entity, other than (i) any holder of more than five percent (5%) of the Common Shares Deemed Outstanding on such date and (ii) any Restricted Person at such date.

                  "Investment Trust Agreement" means that certain Irrevocable Investment Trust Agreement, dated as of April 29, 2002, as such agreement may be amended from time to time thereafter pursuant to its terms and the restrictions set forth in these Bylaws), among the Company and Banco Nacional de Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Banamex Accival, Division Fiduciaria, as trustee, which agreement established the trust that is the sole holder of record of all of the Series "N-2" shares.

                  "Investors" means collectively the Original Investors and the New Investors, and their respective successors and permitted assigns and permitted transferees.

                  "Neutral Investment Trust Agreement" means that certain Irrevocable Neutral Investment Trust Agreement, No. 14515/5, dated as of August 18, 2000, among the Company, the settlors thereunder, and the NIT Trustee, which agreement was terminated and the securities held by the NIT Trustee thereunder, distributed to the beneficiaries of such trust on or prior to the date of this Agreement.

                  "New Investors" means, collectively, the New Investors as defined in the Preamble of this Agreement and, with respect to any permitted transferee of Series A-1 Shares, Series B-1 Shares or Series N-1 Shares, such transferee. With respect to the Series A-1 Shares only, New Investor also includes the Aguirre Group Investors.

                  "New Investors Subscription Agreement" means, collectively, that certain New Investor Subscription Agreement dated March 14, 2002, as such agreement may be amended from time to time pursuant to its terms, among the Company and certain subscribers for Series A-1 Shares, Series B-1 Shares and Series N-1 Shares, and any other subscription agreements entered into on or prior to the one year anniversary of the first issuance of any Preferred Shares by the Company and one or more subscribers for the sale of Series B-1 Shares and Series N-1 Shares on substantially the same (as determined in good faith by the Board and approved by Nexus) terms and conditions as the other New Investor Subscription Agreement(s) and at a price per share equal to or greater than U.S. $0.4927 (as adjusted for stock splits, stock dividends, stock dividends and similar events).

                  "NIT Trustee" means, with respect to the Neutral Investment Trust Agreement, Banco Nacional de Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero Banamex Accival, Division Fiduciaria.

                  "Offer Notice" means a notice disclosing the number of Company Securities to be transferred, the proposed price, terms and conditions of the Transfer and the identity of the prospective transferee(s) who submitted the offer.

                  "Operating Agreement" means that certain Amended and Restated Operating Agreement, dated May 21, 1998, between the Company and CTGT.

                  "Original Investors" means, collectively, the Original Investors as defined in the Preamble of this Agreement and, with respect to any permitted transferee of Series N Shares, such transferee. Furthermore, Original Investors also includes each of the BAICC Investors and Bachow Investors. For purposes of Section 4(d) only, the term "Original Investor" shall include CTGT with respect to its N Shares only. For purposes of Section 5 only, the term "Original Investor" shall include CTGT and each CTGT Affiliated Securityholder with respect to its Series N Shares only.

                  "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                  "Preferred Shares" means collectively the Company's (i) Series A-1 Shares, (ii) Series B-1 Shares, (iii) Series N-1 Shares and (iv) Series N-2 Shares.

                  "Pro Rata Basis" means, with respect to the calculation of participation rights hereunder, pro rata on the basis of the Pro Rata Shares of each holder of Company Securities entitled to participate in such event (i.e., with respect to each eligible holder of Company Securities, such holder of Company Securities' Pro Rata Share divided by the aggregate Pro Rata Shares of the holders of Company Securities (including such holder) entitled to participate in such event.

                  "Pro Rata Share" means, with respect to each Company Share, the proportional amount such Company Share would receive if an amount equal to the Total Equity Value were distributed with respect to all of the Company Shares then outstanding assuming the exercise of all in-the-money options and warrants (e.g., those Options with an exercise price below the then fair market value thereof) in connection with a complete liquidation of the Company pursuant to the rights and preferences set forth in the Company's Bylaws as in effect at the time of such calculation, in each case as determined in good faith by the Board (including at least one Nexus Director).

                  "Public Offering" means the consummation of a public offering (whether a primary or a secondary offering) registered under the Mexican securities laws, rules or regulations or the Securities Act of 1933, of Company Securities (or other securities into which the Company Securities are convertible without the delivery or payment by any holder of Company Securities of any additional consideration).

                  "Public Sale" means any sale of Company Shares to the public
(a) pursuant to an offering registered under the Mexican securities laws and/or the United States securities laws in accordance with the registration statement covering such Company Shares or (b) through a broker, dealer or market maker pursuant to the provisions of Rule 144 (or similar provision then in force) adopted under the United States securities laws.

                  "Qualified Affiliate" of any Person means (i) any other Person ninety percent (90%) or more of whose equity and other voting securities are beneficially owned by such Person or (ii) any other Person who beneficially owns ninety percent (90%) or more of the equity and other voting securities of such Person (it being understood that, notwithstanding the foregoing, Nexus, BASCFC, BAIIC and LA Strategic Capital Partners II shall each be deemed to be "Qualified Affiliates").

                  "Qualified Investor" means each Investor (other than the transferring Investor) holding a Pro Rata Share equal to or greater than one percent (1%) of the Series A-1 Shares, Series B-1 Shares and Series N-1 Shares then outstanding on an aggregate basis.

                  "Qualified Public Offering" means a Public Offering that yields aggregate net proceeds to the Company of at least U.S. $50 million (fifty million U.S. dollars).

                  "Qualifying Sale of the Company" means a Sale of the Company after which at least two-thirds of the beneficial ownership of the total equity shares then outstanding or consolidated assets of the Company would be sold.

                  "Sale of the Company" means any transaction or series of related transactions with any Independent Third Party or Independent Third Parties involving (a) a merger, recapitalization, reorganization or consolidation, (b) an acquisition or purchase of assets of, or any equity interest in, or any securities convertible into or exchangeable for an equity interest in, or (c) similar transaction or business combination involving, the Company, after which at least 50.1 percent of the beneficial and record ownership of the total equity shares then outstanding or consolidated assets of the Company would be sold.

                  "Second Amended and Restated Bylaws" means the Bylaws of the Company approved by the shareholders of the Company on March 5, 2002, a true and complete copy of which is attached as Exhibit A hereto.

                  "Series A Shares" means the Company's nominative, series A shares with full voting rights, no par value and which may only be held by Mexican individuals or Mexican entities with a clause in their by-laws prohibiting foreign ownership.

                  "Series A-1 Shares" means the Company's nominative, series A-1 preferred shares with full voting rights, no par value and which may only be held by Mexican individuals or Mexican entities with a clause in their by-laws prohibiting foreign ownership.

                  "Series B Shares" means the Company's nominative, series B shares with full voting rights, no par value and which may be held by Mexican and foreign individuals or entities.

                  "Series B-1 Shares" means the Company's nominative, series B-1 preferred shares with full voting rights, no par value and which may be held by Mexican and foreign individuals or entities.

                  "Series N Shares" means the Company's nominative, series N shares without voting rights and no par value (and, without limitation of the foregoing, for all purposes hereunder, includes any securities converted into Series N Shares on or prior to the date of this Agreement).

                  "Series N-1 Shares" means the Company's nominative, series N-1 preferred shares with limited voting rights and no par value.

                  "Series N-2 Shares" means the Company's nominative, series N-2 preferred shares with limited voting rights and no par value.

                  "Strategic Assistance Agreement" means that certain Strategic Assistance Agreement, dated May 21, 1998, between the Company and Bachow & Associates.

                  "Total Equity Value" means the aggregate proceeds which would be received by the Company Securityholders if (i) the assets of the Company (including its subsidiaries) as a going concern were sold at the Fair Market Value; (ii) the Company (and its subsidiaries) satisfied and paid in full all of its obligations and liabilities (including all taxes, costs and expenses incurred in connection with such transaction and any reserves established by the Board (and approved by at least one Nexus Director) for contingent liabilities); and (iii) such net proceeds were then distributed in connection with a complete liquidation of the Company pursuant to the rights and preferences set forth in the Company's Bylaws as in effect at the time of such calculation, in each case as determined in good faith by the Board (including at least one Nexus Director)

                  "Transaction Agreements" means (i) the New Investors Subscription Agreement, (ii) the Bylaws, (iii) this Agreement, (iv) the Guidelines, (v) that Second Amended and Restated Security Trust Agreement, dated as of April 29, 2002 among the Company, the Investors, certain other securityholders of the Company and Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee, (vi) the Investment Trust Agreement and (vii) each of the other instruments and agreements contemplated hereby and thereby. Transaction Agreements shall include, to the extent applicable, each Transaction Agreement as such agreement may be amended from time to time in accordance with its terms and this Agreement.

                  "Transfer" means, with respect to any interest, the direct or indirect sale, transfer, assignment, pledge or other disposition of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any such interest (including, without limitation, a beneficial interest in such interest).

                  8.       Share Certificate Notation.

                  (a) The Company's share certificates for all of its shares (other than certificates representing Series N-2 Shares) shall bear the following legend and any other legend required by the Board and any Nexus
Director:

                  The shares represented by this certificate are subject to the restrictions specified herein and in the Second Amended and Restated Securityholders Agreement, dated as of April 29, 2002, as amended and modified from time to time, a copy of which is on file at the Company's offices."

                   (b) The Company shall place the legend described in subsection (a) above on each and every certificate evidencing Company Shares (other than certificates representing Series N-2 Shares) outstanding as of the date hereof, including any certificate evidencing Company Shares that was issued prior to the date hereof. The legend set forth above in subsection (a) shall be removed from the certificates evidencing any Company Shares upon their Transfer in a Public Sale.

                  (c) The Company shall register this Agreement (and any amendments hereto) in its head office, shall enter into the Shareholders' Registry Book a notation acceptable to the Board and at least one Nexus Director, shall certify to the Securityholders that such notation has been made to the Shareholders' Registry Book and shall comply fully with the obligations undertaken herein.

                  9.       Miscellaneous.

                  (a) Amendment and Waiver. Except as otherwise expressly provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Securityholders unless such modification, amendment or waiver is approved in writing by each of (i) the Company, (ii) Nexus and (iii) the holders of a majority of the then outstanding Preferred Shares, in each case voting as a separate class; provided that in the event that any such modification, amendment or waiver would materially and adversely affect the rights or obligations of a holder or group of holders of Company Shares in a manner different than any other holders of Company Shares, then such modification, amendment or waiver will require the consent of such holder of Company Shares or a majority of the Company Shares held by such group of holders materially and adversely affected.

                  (b) Successors and Assigns. Subject to the restrictions on Transfer set forth in Section 4, this Agreement and each of the rights and obligations hereunder shall bind and inure to the benefit of and be enforceable by the Securityholders and any subsequent holders of Securities and their respective successors and assigns, and shall be binding upon the Company and it successors and assigns. In addition, whether or not any express assignment has been made, unless otherwise expressly provided herein, the provisions of this Agreement which are for any Securityholder's benefit as a holder of Securities are also for the benefit of, and enforceable by, any subsequent holder of such Securities (provided that such subsequent holder has acquired such Securities in accordance with the provisions of this Agreement, including Section 4 above).

                  (c) Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages), each of which shall be an original and all of which taken together shall constitute one and the same agreement.

                  (d) Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by reputable overnight courier service (charges prepaid) or sent by facsimile and followed with a copy sent by a reputable overnight courier (charges prepaid) to the Company and any other recipient at the address indicated on the signature pages hereto and to any subsequent holder of Company Shares subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder (i) upon receipt by or delivery to the recipient party, (ii) upon personal delivery as set forth above, or (iii) the date delivery is confirmed by facsimile or reputable overnight courier as set forth above; provided that any service of process or other notice of any court or other legal proceeding or action shall be made by personal delivery to the recipient or its agent for service of process (including the Process Agent (as defined below) and any of its employees). Each notice delivered under this Agreement shall be made in English and the English version shall govern in the event of any inconsistency with any non-English translation thereof.

                  (e) Governing Law; Jurisdiction. UNLESS AND EXCEPT TO THE EXTENT ANY PROVISION HEREOF IS REQUIRED BY MEXICAN LAW TO BE GOVERNED BY MEXICAN LAW, THIS AGREEMENT, ITS INTERPRETATION AND ENFORCEABILITY AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE INTERNAL LAWS (AND NOT THE LAWS OF CONFLICT) OF THE STATE OF ILLINOIS, UNITED STATES OF AMERICA. Any legal action or proceeding to enforce the obligation of any party to resolve any dispute in accordance with Section 9(f) or to enforce an order or award made pursuant to an arbitration under
Section 9(f) may be brought in (a) the courts of the State of Illinois, United States of America, (b) the courts of the United States for the Northern District of Illinois, or (c) the competent courts of Mexico, D.F., pursuant to the New York Convention for the Recognition and Enforcement of Foreign Arbitration Awards, or (iv) any other court of competent jurisdiction and, by execution and delivery of this Agreement, each party hereby irrevocably accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of each of the aforesaid courts. The Company, each Existing Securityholder and each Additional Securityholder not resident in or organized under the laws of the United States each hereby irrevocably appoints CT Corporation (the "Process Agent") (a process agent service company located in the United States at 208 S. LaSalle Street, Chicago, Illinois, 60604), as its authorized agent for service of process in any such court and notice under this Agreement and agrees to maintain such appointment for so long as any Investor owns any Securities and to further evidence such appointment in an escritura publica executed before a notary public in Mexico in conformity with Article 2596 of the Civil Code of the Federal District and the 1958 Protocol on the Uniformity of Powers of Attorney to be Utilized Abroad. The Company shall pay all expenses in connection with such appointment of CT Corporation as the Company's and such Existing Securityholders' and Additional Securityholders' agent. Each party hereby further irrevocably waives any claim that any such courts lack jurisdiction over such party or that service of process or venue is improper, and agrees not to plead or claim, in any legal action or proceeding with respect to this Agreement brought in any of the aforesaid courts, that any such court lacks jurisdiction over such party or that venue or service of process is improper or that the action has been brought in an inconvenient forum. Nothing herein shall affect the right of any Investor to serve process in any other manner permitted by law.

                  (f) Arbitration. If any dispute or claim arises out of this Agreement, or as to the rights and liabilities of the parties hereunder, or as to the breach or invalidity hereof, or in connection with the construction of this Agreement, including any dispute, claim or difference as to whether an issue is arbitrable, the parties shall settle such dispute exclusively by binding arbitration by an arbitrator appointed by the International Chamber of Commerce in accordance with the rules of the International Chamber of Commerce in New York City in effect as of the date of commencement of the arbitration. The arbitration shall be commenced by the delivery of written notice by the party seeking arbitration to the other parties to the dispute, shall be held in New York City, New York, unless the parties mutually agree to have the arbitration held elsewhere, shall be conducted solely in the English language, shall utilize the English versions of all of the Transaction Agreements and the Company's Bylaws and judgment upon the award made therein may be entered by any court having jurisdiction thereover; provided that nothing contained in this Section 9(f) shall be construed to limit or preclude a party from bringing any action in any court of competent jurisdiction in the United States or Mexico solely for the purpose of enforcing any final judgment or award made pursuant to an arbitration under this Section 9(f) or enforcing the obligation of any other party hereto to resolve any dispute in accordance with this Section 9(f). Notwithstanding anything to the contrary in this Agreement, the unsuccessful party in any such arbitration proceeding shall pay to the successful parties all costs and expenses incurred by the successful party in connection with such arbitration proceeding, including all costs and expenses of outside counsel and all reasonable costs and expenses of their advisers.

                  (g) Governing Language. This Agreement has been negotiated and executed by the parties hereto in English. A Spanish translation of this Agreement has been prepared solely for convenience. As among the Company and the Securityholders, in the event of any inconsistency between or among the non-English and the English versions of this Agreement and any other Transaction Agreement or the Company's Bylaws, the provisions of the English version shall prevail.

                  (h) U.S. GAAP. Any calculations and accounting determinations under this Agreement, shall be made in accordance with United States generally accepted accounting principles, consistently applied in the preparation of the Company's audited financial statements.

                  (i) Rule of Construction. Each of the parties hereto acknowledge and agree that such party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendment, exhibit or schedule hereto.

                  (j) Further Assurances. Each beneficial owner of Company Securities shall cause the record owner of such Company Securities to comply fully with each and every obligation imposed on the holder of such Company Securities under this Agreement. Each of the parties hereto agrees to take such additional actions, including executing and delivering, or causing to be executed and delivered, to the Company such instruments as Nexus or the Company may from time to time reasonably request or as may be otherwise necessary to more effectively effectuate the corporate governance matters and restrictions on Transfer set forth herein.

                  (j) Complete Agreement. This Agreement, the Security Trust Agreement the other Transaction Agreements and the other documents and writings expressly referred to herein or therein or delivered pursuant hereto or thereto (in their English versions) contain the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements, representations and understandings, whether written and oral, among any of the parties with respect to the subject matter hereof and thereof (including without limitation, the First Amended and Restated Securityholders Agreement).

                  (k)      Special Provisions for Option Holders.

                                    (i) B&A Options. The option (the "B&A
                  Option") for the acquisition of Series N Shares (shares acquired pursuant to the B&A Option or as a result of a non-prohibited assignment or Transfer thereof being referred to herein as "B&A Shares") granted to Bachow & Associates, Inc. (together with any other holder of the B&A Option, "B&A") pursuant to the Strategic Assistance Agreement has been renegotiated by the Company and B&A. The revised terms of the B&A Option were approved by the Board on February 19, 2002 and the Company's shareholders on March 5, 2002, and the consideration for such B&A Shares delivered by B&A, however the B&A Shares have not yet been issued to B&A by the Company. Subject to the execution by B&A of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, the parties hereto hereby agree that the B&A Shares may be issued to B&A, subject to the terms of the Strategic Assistance Agreement, without any other action or approval by any of the shareholders or the Board.

                                    (ii) CTGT Options. The Operating Agreement
                  grants options ("CTGT Options") to CTGT (together with any other holder of any CTGT Options, "CT") for the acquisition of Series N Shares (shares acquired pursuant to the CTGT Options or as a result of a non-prohibited assignment or Transfer thereof being referred to herein as "CTGT Shares") as set forth therein. The CTGT Options have been renegotiated by the Company and CTGT. The revised terms of the CTGT Options were approved by the Board on February 19, 2002 and the Company's shareholders on March 5, 2002. Subject to the execution by CT of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, the parties hereto hereby agree that the CTGT Options may be exercised from time to time and the CTGT Shares may be issued upon each such exercise, in each case subject to the terms of the Operating Agreement, without any further action or approval by any of the Securityholders or the Board and that CT, upon the exercise of any CTGT Options, shall for all purposes of this Agreement be deemed to be an "Existing Securityholder," a "Securityholder".

                                    (iii) Director and Management Options. The
                  Management Option Plan (as defined in that certain agreement, dated as of May 8, 1998 among the Original Investors, the Company and certain of the Existing Securityholders, as amended and modified from time to time in accordance with its terms), the New Stock Option Plan 2001-2003 (as adopted by the Board on February 19, 2002 and approved by the Company's shareholders on March 5, 2002), and the Fulvio Del Valle Stock Option Plan (as adopted by the Board on February 19, 2002 and approved by the Company's shareholders on March 5, 2002) each grants options ("Management Options") to members of the Company's management, members of the Board and to certain management service providers for the acquisition of Series N Shares (shares acquired pursuant to the Management Options or as a result of a non-prohibited assignment or Transfer thereof being referred to herein as "Management Shares") as set forth therein. Certain options granted under the Management Option Plan for management services in 2000 to BAICC, LA Strategic Capital Partners II and B&A have been renegotiated by the Company and such optionsholders (collectively, the "2000 Special Options"). The revised terms of the 2000 Special Options were approved by the Board on February 19, 2002 and the Company's shareholders on March 5, 2002. Subject to the execution by each party exercising any Management Option (including any 2000 Special Options), to the extent such party is not already a party hereto, of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, the parties hereto hereby agree that such Management Options, including the 2000 Special Options may be exercised from time to time and the Management Shares may be issued upon each such exercise, in each case subject to the terms of the Management Option Plan, without any further action or approval by any of the Securityholders or the Board and that each recipient of a Management Option, upon the exercise of any such Management Option, shall for all purposes of this Agreement be deemed to be an "Existing Securityholder," and a "Securityholder" with respect to such Management Shares.

                                    (iv) Amsterdam Options. The Engagement
                  Letter grants options ("Amsterdam Options") to Amsterdam Pacific LLC (together with any other holder of any Amsterdam Options, "APLLC") for the acquisition of Series N Shares (shares acquired pursuant to the Amsterdam Options or as a result of a non-prohibited assignment or Transfer thereof being referred to herein as "Amsterdam Shares") as set forth therein. Subject to the execution by APLLC of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, the parties hereto hereby agree that the Amsterdam Options may be exercised from time to time and the Amsterdam Shares may be issued upon each such exercise in each case subject to the terms of the Engagement Letter, without any further action or approval by any of the Securityholders or the Board and that APLLC, upon the exercise of any Amsterdam Options, shall for all purposes of this Agreement be deemed to be an "Additional Securityholder," and a "Securityholder".

                  (l) Termination of Agreement. Notwithstanding anything to the contrary contained in this Agreement, at such time as the Investors collectively hold, directly or indirectly, less than ten percent (10%) of the then outstanding Company Shares, this Agreement shall automatically terminate and be of no further force or effect.

                  (m) Understanding Among the Securityholders. The determination of each Securityholder to acquire Company Shares and enter into this Agreement has been made by such Securityholder independent of any other Securityholder and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its subsidiaries which may have been made or given to such Securityholder by any other Securityholder or by any agent or employee of any other

Securityholder. Each Securityholder acknowledges and agrees that no other Securityholder shall be responsible in any way or held liable or accountable to any extent for any information, documents, materials, analysis, projections, plans or other data (or compilations thereof) relating to the Company or the transactions contemplated hereby (collectively, "Investment Data") provided to such Securityholder by any other Securityholder, and each Securityholder agrees to hold harmless and not make any claims against any other Securityholder with respect to any Investment Data provided to such Securityholder by such other Securityholder. In addition, it is acknowledged by each of the other Securityholders that none of Nexus, BASCFC, BankAmerica International Investment Corporation or LA Strategic Partners II has acted as an agent of such Securityholder in connection with the making of its investment in the Company Shares and that none of Nexus, BASCFC, BankAmerica International Investment Corporation or LA Strategic Partners II is or shall be acting as an agent of such Securityholder in connection with monitoring its investment hereunder.

                  (n) Acknowledgment re Kirkland & Ellis. Nexus, BASCFC, Bankamerica International Investment Corporation and LA Strategic Partners II have retained Kirkland & Ellis in connection with this Agreement and may in the future retain Kirkland & Ellis in connection with the matters contemplated by this Agreement. Each of the other Securityholders understands that Kirkland & Ellis is not representing and shall not be deemed to be representing any of such other Securityholder in connection with this Agreement or other matters contemplated by this Agreement unless and until (i) specifically requested by such other Securityholder and agreed to by Kirkland & Ellis, and (ii) such other Securityholder signs a written retention and conflict waiver letter provided by Kirkland & Ellis.


                                    * * * * *

                  IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Securityholders agreement on the day and year first above written.


                                     COMPANY:

                                     MAXCOM TELECOMUNICACIONES, S.A. de C.V.


                                     By:_______________________________________
                                     Name:_____________________________________
                                     Its:______________________________________

                                     Address:

                                     C. Guillermo Gonzalez Camarena No. 2000
                                     Penthouse
                                     Col. Centro de Ciudad Santa Fe
                                     C.P.  01210 Mexico, D.F.
                                     Telecopy:  52-55-5147-8655
                                     Attention:  Chief Executive Officer
                                     With a copy to: General Counsel

                                     With an additional copy to:

                                     Nexus-Banc of America Fund II, L.P.
                                     c/o Nexus Partners II, L.P.
                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg

                                     ORIGINAL INVESTORS:

                                     BANKAMERICA INTERNATIONAL
                                     INVESTMENT CORPORATION

                                     By:________________________________________
                                     Name: Jacques Glicksberg
                                     Its: Managing Director

                                     Address:

                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg


                                     LA STRATEGIC CAPITAL PARTNERS II

                                     By:________________________________________
                                     Name: Jacques Glicksberg
                                     Its:  General Partner

                                     Address:

                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg


                                     ___________________________________________
                                     Edward McCaffrey, as a "BAIIC Investor"

                                     Address:
                                     c/o Bank of America
                                     231 South LaSalle Street
                                     Chicago, Illinois  60697
                                     U.S.A.
                                     Telecopy: (312) 828-2612

                                     BANCBOSTON INVESTMENTS, INC.

                                     By:________________________________________
                                     Name:______________________________________
                                     Its:_______________________________________

                                     Address:

                                     175 Federal Street 10th Floor
                                     Boston, Massachusetts 02110, U.S.A.
                                     Telecopy: (617) 434-1153
                                     Attention:  Graeme Mills


                                     BACHOW INVESTMENT PARTNERS III, LP


                                     By: Bala Equity Partners, L.P.
                                     Its: General Partner

                                     By: Bala Equity, Inc.
                                     Its: General Partner

                                     By:________________________________________
                                     Name:______________________________________
                                     Its:_______________________________________

                                     Address:
                                     3 Bala Plaza East Suite 502
                                     Bala Cynwyd, Pennsylvania 19004, U.S.A.
                                     Telecopy:  (610) 660-4930
                                     Attention:  Salvatore A. Grasso


                                     ___________________________________________
                                     Paul S. Bachow, as a "Bachow Investor"

                                     Address:
                                     3 Bala Plaza East, Suite 502
                                     Bala Cynwyd, Pennsylvania 19004, U.S.A.
                                     Telecopy:  (610) 660-4930

                                     ___________________________________________
                                     Salvatore A. Grasso, as a "Bachow Investor"

                                     Address:
                                     3 Bala Plaza East, Suite 502
                                     Bala Cynwyd, Pennsylvania 19004, U.S.A.
                                     Telecopy:  (610) 660-4930


                                     ___________________________________________
                                     Jay D. Seid, as a "Bachow Investor"

                                     Address:
                                     3 Bala Plaza East, Suite 502
                                     Bala Cynwyd, Pennsylvania 19004, U.S.A.
                                     Telecopy:  (610) 660-4930


                                     LATINVEST STRATEGIC INVESTMENT FUND, L.P.

                                     By:________________________________________
                                     Name:______________________________________
                                     Its:_______________________________________

                                     Address:

                                     6000 Est. Charlotte Amalie, Suite 4
                                     St. Thomas 00802, U.S. Virgin Islands
                                     Telecopy: 340-777-3880
                                     Attention: Hurdle H. (Trip) Lee, III

                                     NEW INVESTORS:

                                     BAS CAPITAL FUNDING CORPORATION

                                     By:________________________________________
                                     Name:______________________________________
                                     Its:_______________________________________

                                     Address:

                                     c/o Bankamerica International Investment
                                     Corporation
                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg


                                     BASCFC-MAXCOM HOLDINGS I, LLC



                                     By:________________________________________
                                     Name: Jacques Gliksberg

                                     Its: Manager

                                     Address:

                                     c/o BAS Capital Funding Corporation
                                     c/o Bankamerica International Investment
                                     Corporation
                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg

                                     NEXUS-MAXCOM HOLDINGS I, LLC



                                     By:________________________________________
                                     Name: Jacques Gliksberg
                                     Its: Manager

                                     Address:
                                     c/o Nexus Partners II, L.P.
                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg


                                     NEXUS-BANC OF AMERICA FUND II, L.P., only for purposes of Section 4 hereof.

                                     By:  Nexus Partners II, L.P.
                                     Its: General Partner

                                     By:  Nexus Partners, LLC
                                     Its: General Partner

                                     By:________________________________________
                                     Name: Jacques Gliksberg
                                     Its: Manager

                                     Address:
                                     c/o Nexus Partners II, L.P.
                                     231 South LaSalle Street
                                     Chicago, Illinois  60697, U.S.A.
                                     Telecopy: (312) 828-2612
                                     Attention:  Jacques Gliksberg

                                     MORGAN STANLEY ASSET MANAGEMENT


                                     By:________________________________________
                                     Name: Deanna Loughnane
                                     Its: Executive Director

                                     c/o Miller Anderson & Sherrerd
                                     One Tower Bridge, 11th Floor
                                     West Conshohocken, PA 19428
                                     Fax: (610) 260-7088
                                     Attention: Deanna Loughnane


                                     Caxton International Limited

                                     By:Caxton Associates, L.L.C.
                                     Its:   Trading Advisor

                                     By:________________________________________
                                     Name:
                                     Its:

                                     Address:    c/o Caxton Associates, L.L.C.
                                                 667 Madison Avenue
                                                 New York,  NY  10021


                                     CREDIT SUISSE FIRST BOSTON CORPORATION

                                     By:________________________________________
                                     Name:
                                     Its:

                                     Address:    Eleven Madison Avenue
                                                 New York, NY  10010-3629

                                     ___________________________________________
                                     Adrian Aguirre G., in his capacity as a
                                     "New Investor"
                                     Address:    Bosque de Almendros 415
                                                 Col. Bosques de las Lomas
                                                 11700 Mexico D.F.



                                     ___________________________________________
                                     Maria Guadalupe Aguirre G., in her capacity as a "New Investor"
                                     Address:

                                     ___________________________________________
                                     Maria Elena Aguirre G., in her capacity as a "New Investor"
                                     Address:

                                     ___________________________________________
                                     Maria Trinidad Aguirre G., in her capacity as a "New Investor"
                                     Address:

                                     EXISTING SECURITYHOLDERS:

                                     CT GLOBAL TELECOMMUNICATIONS, INC.

                                     By:________________________________________
                                     Name:______________________________________
                                     Its:_______________________________________

                                     Address:

                                     Telecopy:

                                     Attention:

                                     ___________________________________________
                                     Adrian Aguirre G., in his capacity as an "Existing Securityholder"

                                     Address:

                                     ___________________________________________
                                     Maria Guadalupe Aguirre G., in her capacity as an "Existing Investor"

                                     Address:

                                     ___________________________________________
                                     Maria Elena Aguirre G., in her capacity as an "Existing Investor"

                                     Address:

                                     ___________________________________________
                                     Maria Trinidad Aguirre G., in her capacity as an "Existing Investor"

                                     Address:

                                     ___________________________________________
                                     Ana Maria Aguirre G.

                                     Address:

                                     ___________________________________________
                                     Francisco Aguirre G.

                                     Address:

                                     ___________________________________________
                                     L. D. Coltrane, III
                                     Address:

                                     ___________________________________________
                                     Michael R. Coltrane
                                     Address:

                                     ___________________________________________
                                     Samuel E. Leftwich
                                     Address:

                                     ___________________________________________
                                     Thomas A. Norman
                                     Address:

                                     AMSTERDAM PACIFIC LLC

                                     By:________________________________________
                                     Name:______________________________________
                                     Its:_______________________________________

                                     Address:

                                     Telecopy:

                                     Attention:

                                     ___________________________________________
                                     Germn N. Carmona Garduno
                                     Address:

                                     ___________________________________________
                                     Miguel Lebrija Reygadas
                                     Address:

                                     ___________________________________________
                                     Klaus Bernd Meyer Hanft
                                     Address:

                                     ___________________________________________
                                     Benjamin Alvarez Manrique
                                     Address:

                                     ___________________________________________
                                     Laurence Carl Newell Garcia
                                     Address:

                                     ___________________________________________
                                     Roberto E. Newell Garcia
                                     Address:

                                     ___________________________________________
                                     Georges Armand Lafon
                                     Address:

                                     ___________________________________________
                                     Moises Goldberg Dryjansky
                                     Address:

                                     ___________________________________________
                                     David Weltz Sourasky
                                     Address:

                                     ___________________________________________
                                     Patricia MarPa del Carmen Palme Sierra
                                     Address:

                                     ___________________________________________
                                     Edgardo Rivera Torres Suares
                                     Address:

                                     ___________________________________________
                                     Raol Guijarro de Pablo
                                     Address:

                                     ___________________________________________
                                     Gilberto Solis Silva
                                     Address:

                                     ___________________________________________
                                     Miguel Alfonso Sepolveda MartPnez
                                     Address:

                                     ___________________________________________
                                     Rosa MarPa Palme Sierra
                                     Address:

                                   ATTACHMENTS

                                    SCHEDULE

SCHEDULE NAME                                                 SECTION REFERENCES
-------------                                                 ------------------
Schedule of Existing Stock Options and Management             2(a)(ii)
Incentive Plans


                                    EXHIBITS

EXHIBIT NAME                                         SECTION REFERENCES
Exhibit A:        Company Bylaws                     Preamble, 9

Exhibit B:        Company Guidelines                 3(a)(iv), 3(b), 9

        SCHEDULE OF EXISTING STOCK OPTIONS AND MANAGEMENT INCENTIVE PLANS

                                 TO BE ATTACHED

                                    EXHIBIT A

                                 COMPANY BYLAWS

                                 TO BE ATTACHED

                                    EXHIBIT B

                               COMPANY GUIDELINES

                                 TO BE ATTACHED